    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2000
                                                  REGISTRATION NO. 333- ________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------
                                    FORM S-8
                             REGISTRATION STATEMENT
                  (INCLUDING REGISTRATION OF SHARES FOR RESALE
                          UNDER A FORM S-3 PROSPECTUS)
                        UNDER THE SECURITIES ACT OF 1933

                        --------------------------------

                            ACLARA BIOSCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 94-3222727
      (STATE OF INCORPORATION)              (I.R.S. EMPLOYER IDENTIFICATION NO.)

                        --------------------------------
                                1288 PEAR AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                        --------------------------------
                    ACLARA BIOSCIENCES, INC. 1995 STOCK PLAN
                                       AND
          AMENDED AND RESTATED ACLARA BIOSCIENCES, INC. 1997 STOCK PLAN
                            (FULL TITLE OF THE PLANS)

                        --------------------------------

             JOSEPH M. LIMBER                             COPY TO:
               PRESIDENT AND                       MICHAEL W. HALL, ESQ.
         CHIEF EXECUTIVE OFFICER,                     LATHAM & WATKINS
         ACLARA BIOSCIENCES, INC.                  135 COMMONWEALTH DRIVE
             1288 PEAR AVENUE                   MENLO PARK, CALIFORNIA 94025
      MOUNTAIN VIEW, CALIFORNIA 94043                  (650) 328-4600
             (650) 210-1200

                        --------------------------------

          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE

                                                            PROPOSED       MAXIMUM
                                                             MAXIMUM      AMOUNT OF
                                              AMOUNT        OFFERING      AGGREGATE     AMOUNT OF
                                               TO BE          PRICE        OFFERING    REGISTRATION
  TITLE OF SECURITIES TO BE REGISTERED     REGISTERED(1)  PER SHARE(2)     PRICE(2)       FEE(2)
  ------------------------------------     -------------  ------------     --------       ------
Common Stock, $0.001 par value...........  6,397,782(3)      $0.04 -     $202,439,383    $53,444
                                              shares         $43.13


(1) This registration statement shall also cover any additional shares of common stock which become issuable under the ACLARA BioSciences, Inc. 1995 Stock Plan (the "1995 Plan") and the Amended and Restated ACLARA BioSciences, Inc. 1997 Stock Plan (the "1997 Plan") by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of ACLARA BioSciences, Inc. ("ACLARA").

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, based on (i) the weighted average exercise price of $0.04 for 59,063 shares issuable pursuant to outstanding options previously granted by ACLARA under the 1995 Plan, (ii) the weighted average exercise price of $5.42 for 1,881,515 shares issuable pursuant to outstanding options previously granted by ACLARA under the 1997 Plan and
        (iii) the average ($43.13) of the high ($43.75) and low ($42.50) prices per share of ACLARA's Common Stock as reported on the NASDAQ Stock Market for August 30, 2000 for 1,244,719 shares reserved for future grant and issuance pursuant to the 1997 Plan and for 3,212,485 shares previously issued under the 1995 Plan and the 1997 Plan.

(3) Represents 59,063 shares issuable pursuant to outstanding options granted under the 1995 Plan, 3,126,234 shares issuable pursuant to future and outstanding grants under the 1997 Plan and 3,212,485 shares previously issued under the 1995 Plan and the 1997 Plan (collectively, the "Plans").

NOTES TO CALCULATION OF REGISTRATION FEE:
The chart below details the calculations of the registration fee:

                                                                     OFFERING PRICE PER   AGGREGATE OFFERING
     TYPE OF SHARES                               NUMBER OF SHARES         SHARE                 PRICE
     --------------                               ----------------   ------------------   ------------------
Common Stock, $.001 par
value, issued by ACLARA
pursuant to the exercise
of options granted under
the 1995 Plan                                        1,346,658         $43.13 (2)(iii)        $ 58,081,360

Common Stock, $.001 par
value, issuable pursuant
to outstanding options
granted under the 1995 Plan                             59,063         $ 0.04(2)(1)           $      2,363

Common Stock, $.001 par
value, issued by ACLARA
pursuant to the exercise
of options granted under
the 1997 Plan                                        1,865,827         $43.13(2)(iii)         $ 80,473,119

Common Stock, $.001 par
value, issuable pursuant
to outstanding options
granted under the 1997 Plan                          1,881,515         $ 5.42(2)(ii)          $ 10,197,811

Common Stock, $.001 par
value, available for
future grant and
issuance under the 1997 Plan                         1,244,719         $43.13(2)(iii)         $ 53,684,730

Proposed Maximum Aggregate Offering Price                                                     $202,439,383
Registration Fee                                                                              $     53,444


PROPOSED SALE TO TAKE PLACE AS SOON AFTER THE EFFECTIVE DATE OF THE REGISTRATION
           STATEMENT AS OPTIONS GRANTED UNDER THE PLANS ARE EXERCISED.

================================================================================

                                EXPLANATORY NOTE

        Under cover of this registration statement on Form S-8 is a prospectus of ACLARA BioSciences, Inc. prepared in accordance with Part I of Form S-3 under the Securities Act. This prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate of 3,212,485 "restricted securities" that have been issued prior to the filing of this registration statement.

        This registration statement relates to (i) 3,185,297 shares of common stock to be issued in the future upon the exercise of outstanding and future option grants under the 1995 Plan and the 1997 Plan and (ii) the resale of 3,212,485 shares of common stock previously issued under the 1995 Plan and the 1997 Plan.

PROSPECTUS

                            ACLARA BIOSCIENCES, INC.
                                3,212,485 SHARES
                         COMMON STOCK, PAR VALUE $0.001

                               ------------------

        This prospectus relates to 3,212,485 shares of common stock of ACLARA BioSciences, Inc., which may be offered from time to time by certain selling stockholders of ACLARA for their own accounts. Each of the selling stockholders
(1) acquired the shares of common stock pursuant to ACLARA's 1995 Stock Plan or ACLARA's 1997 Stock Plan as an employee or consultant of ACLARA or (2) is a transferee by gift of a person who acquired the shares pursuant to one of those plans.

        It is anticipated that the selling stockholders will offer shares for sale at prevailing prices in the NASDAQ National Market on the date of sale or in negotiated transactions. ACLARA will receive no part of the proceeds from sales made under this prospectus. ACLARA is paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder.

        Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

        Our common stock is traded on the NASDAQ National Market under the symbol "ACLA." On August 30, 2000, the last reported sale price of our common stock on the NASDAQ National Market was $42.94 per share.

                               ------------------

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 The date of this prospectus is August 31, 2000.

                                   THE COMPANY


        We are a developer of microfluidic lab-on-a-chip technology, having access to a wide range of technology and intellectual property required to broadly address the genomics and pharmaceutical drug screening markets. We are developing advanced tools for drug discovery and genomics using our proprietary microfluidic array technology and assay chemistries. By performing integrated sample processing and analysis on plastic microfluidic array LabCard Chips, these tools would enable the rapid, parallel processing of large numbers of samples while requiring only minute volumes of expensive or rare reagents.

        We were formed by a spin-off transaction from Soane Technologies, Inc. and incorporated in Delaware in 1995 under the name Soane BioSciences, Inc. In 1998, we changed our name to ACLARA BioSciences, Inc. Since our inception, we have engaged primarily in organization and research and development efforts related to the application of microfluidics technology to genomics and pharmaceutical drug screening. To date, we have generated most of our revenues from research partnerships and collaborations and from government grants. Our partners and collaborators include PE Biosystems, Packard BioScience, the R.W. Johnson Pharmaceutical Research Institute, a subsidiary of Johnson & Johnson, and Cellomics, Inc. We have also received government grants from the National Institutes of Health (NIH), the National Institute of Standards and Technology Advanced Technology Program (NIST ATP) and the Defense Advance Research Projects Agency (DARPA).

        On March 24, 2000 we completed our initial public offering, selling 10,350,000 shares of common stock.

        Our principal executive offices are located at 1288 Pear Avenue, Mountain View, California 94043, and our telephone number is (650) 210-1200. Our website is located at www.aclara.com. Information contained in our website is not a part of this prospectus.

                                  RISK FACTORS

        This offering involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus before deciding to purchase shares of our common stock. Any of these risk factors could materially and adversely affect our business, financial condition, results of operations and future growth prospects. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also impair our business, financial condition, results of operations and future growth prospects.

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

        Since we were founded in May 1995, we have engaged primarily in organizational and research and development efforts. We have incurred operating losses every year, and we may never achieve profitability. Net loss for the six months ended June 30, 2000 was $10.9 million. Net losses for the years ended December 31, 1997, 1998 and 1999 were $2.0 million, $5.5 million, and $8.2 million, respectively. As of June 30, 2000, we had an accumulated deficit of $30.4 million. Our losses have resulted principally from costs incurred in connection with our research and development activities and from general and administration costs associated with our operations.

        We have not commercially launched any LabCard products to date and do not expect to do so until late 2000. Our ability to generate revenues from product sales or to achieve profitability is dependent on our ability, alone or with our collaborative partners, to successfully and timely design, develop, manufacture and commercialize our microfluidic systems. Our revenue to date has been generated principally from collaborative research and development agreements, technology access fees, interest on cash and investment balances and government grants. We expect that our costs will continue to exceed our revenues on an annual basis for at least the next two years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

        Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

        - outcome of litigation proceedings to which we are currently a party;

        - expiration or termination of research contracts with collaborators or government research grants, which may not be renewed or replaced;

        - the timing and willingness of collaborators to commercialize our products;

        -       the timing, release and competitiveness of our products; and

        - general and industry-specific economic conditions, which may affect our customers' research and development expenditures and use of our products.

        If revenue declines in a quarter, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed in the short-term. In particular, research and development and general and administrative expenses are not affected directly by variations in revenue.

        Due to fluctuations in our revenue and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

OUR PRODUCTS ARE IN THE EARLY STAGE OF DEVELOPMENT AND MAY NOT BE SUCCESSFULLY BROUGHT TO COMMERCIALIZATION.

        We currently have no commercially available products and we have never developed, manufactured, distributed or sold commercial systems using our microfluidics technology. We are developing products that are in many cases part of complex systems that also have not been fully developed, tested, manufactured or commercially introduced. For example, we have only produced a working prototype system that integrates our LabCard chips into a laboratory system that utilizes automated liquid handling, microfluidic control, fluorescence detection and software for system control and data analysis. We may not be able to perfect the design of our products due to the complexity of the systems they are part of and the demands of the scientific processes that they address. For instance, we have not yet established the high degrees of accuracy, reliability and ease of use required for commercial introduction of our products. Even though we have designed products that function in a prototype system, we cannot assure you that we will be able to adapt the design to allow for large-scale manufacturing and commercialization. Although we have projected launch periods for certain of our products elsewhere in this prospectus, we cannot assure you that we and our collaborative partners will complete development of the systems by those launch dates, or at all. If we are unable to design commercially viable systems either independently or with our collaborative partners, we may be unable to remain in business.

COMMERCIALIZATION OF OUR PRODUCTS DEPENDS UPON MARKET ACCEPTANCE OF OUR LABCARD CHIPS AND RELATED SYSTEMS. IF THEY DO NOT ACHIEVE ACCEPTANCE, OUR ABILITY TO GENERATE SALES WILL BE LIMITED, AND OUR LOSSES WOULD INCREASE.

        Demand for our LabCard products is substantially dependent upon widespread market acceptance of systems utilizing our LabCard chips as tools for genomics and pharmaceutical drug screening. Because most of our LabCard chip products will be part of larger analytical systems marketed by our collaborative partners, our ability to sell LabCard chips in these cases depends on adoption by researchers of entirely new analytical equipment. We cannot assure you that LabCard chips and related instrument systems using our technology will achieve substantial acceptance in our target markets. Market acceptance will depend on many factors, including:

        - our ability and the ability of our collaborative partners to demonstrate to potential customers the benefits and cost-effectiveness of our LabCard chips and systems relative to products currently available at the time these systems are introduced; and

        - the extent of our partners' efforts to market, sell and distribute the LabCard chips and systems.

        Further, if our initial LabCard systems are not favorably received by the market, it could undermine our ability to successfully introduce subsequent LabCard systems as well. If our LabCard chips and systems do not gain market acceptance, our losses would increase and we may be unable to remain in business.

WE PREDOMINANTLY DEPEND ON COLLABORATIVE PARTNERS TO DEVELOP AND MARKET SYSTEMS THAT UTILIZE OUR LABCARD CHIPS TO END USERS. IF OUR COLLABORATIVE PARTNERS DO NOT PERFORM AS EXPECTED, WE MAY BE UNABLE TO DEVELOP AND MARKET OUR PRODUCTS.

        Because the majority of our products are components of larger systems, our success depends on our ability to establish relationships with collaborative partners to create products to address market needs. For example, our collaborative relationship with PE Biosystems provides for the joint development of systems for genomics research and pharmaceutical drug screening. In this relationship, we provide LabCard chips as one component of systems used by researchers for genomics analysis and pharmaceutical drug screening applications. Our ability to expand the applications for our technology rests on our ability to broaden our relationship with existing partners and identify and enter into similar relationships with new collaborative partners to address additional customer needs. If we are unable to broaden our existing collaborative relationships or enter into relationships with additional collaborative partners, our business may suffer.

        Our ability to sell products will also depend on the ability of our collaborative partners to develop instrument systems that can utilize our LabCard chips. If the development efforts of our collaborative partners fail or are significantly delayed, our losses would increase. We cannot assure you that our collaborative partners will be able to develop products as planned.

        We also intend to rely upon our current and future collaborative partners to market, sell, distribute and promote our LabCard chips. We do not intend to develop a large internal marketing and sales organization. Accordingly, we will be substantially relying on our collaborative partners to fulfill these tasks. If our collaborative partners do not perform these functions satisfactorily, our ability to market, sell and distribute our products could be severely limited.

        We generally do not have control over the resources or degree of effort that any of our existing collaborative partners may devote to our collaborations. If our collaborators breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in accordance with agreed upon schedules, our business would be harmed. In addition, our collaborative partners could cease operations, eliminate relevant product lines, or offer, design, manufacture or promote competing lines of products. Any of those occurrences would increase our losses.

WE RELY HEAVILY ON PE BIOSYSTEMS TO DEVELOP, MANUFACTURE AND COMMERCIALIZE SYSTEMS TO BE USED IN CONNECTION WITH OUR LABCARD CHIPS AND TO COMMERCIALIZE MOST OF OUR LABCARD PRODUCTS. PE BIOSYSTEMS' FAILURE TO DO SO SUCCESSFULLY COULD DELAY OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCTS IN THE GENOMICS AND PHARMACEUTICAL DRUG SCREENING MARKETS AND RESULT IN INCREASED LOSSES.

        As part of our business strategy, we are focusing on the development of our LabCard chips and related chemistries for genomics and pharmaceutical drug screening systems. In most cases we are relying on PE Biosystems to manufacture and commercialize the systems, including commercializing our LabCard chips. We have collaboration agreements with PE Biosystems to jointly develop microfluidic systems for genomics and pharmaceutical drug screening. In addition to developing or co-developing the instrumentation, software and reagents, PE Biosystems will have the exclusive right to market and sell those products worldwide. We cannot assure you that PE Biosystems will perform its obligations under the agreements, or that PE Biosystems will successfully commercialize any products resulting from our joint efforts. Moreover, PE Biosystems has the discretion, under certain circumstances, to elect not to proceed with the commercialization of products jointly developed under the agreement. PE Biosystems' failure to perform under the agreement or to successfully commercialize our LabCard products and systems could delay or prevent the commercialization of our products and result in increased losses.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, WE WOULD BE UNABLE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN THE MARKET. THE COST OF ENFORCING OUR PROPRIETARY RIGHTS MAY BE EXPENSIVE AND RESULT IN INCREASED LOSSES.

        Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries, and our inability to do so could harm our competitive position. We rely on our portfolio of over 120 issued and pending patent applications in the United States and in other countries to protect a large part of our intellectual property and our competitive position. We cannot assure you that any of the currently pending or future patent applications will issue as patents, or that any patents issued to us will not be challenged, invalidated, held unenforceable or circumvented. Further, we cannot assure you that our intellectual property rights will be sufficiently broad to prevent third parties from producing competing products similar in design to our products.

        In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners upon commencement of a relationship with us. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

        Our commercial success also depends in part on avoiding the infringement of other parties' patents or proprietary rights and the breach of any licenses that may relate to our technologies and products. We are aware of several third-party patents that may relate to our technology. We believe that we do not infringe these patents but cannot assure you that we will not be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently developing or with new products that we may seek to develop in the future. If third parties assert infringement claims against us, we may be forced to enter into license arrangements with them. We cannot assure you that we could enter into the required licenses on commercially reasonably terms, if at all. The failure to obtain necessary licenses or to implement alternative approaches may prevent us from commercializing products under development and would impair our ability to be commercially competitive. We may also become subject to interference proceedings conducted in the U.S. Patent and Trademark Office to determine the priority of inventions.

        The defense and prosecution, if necessary, of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings will result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Further, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

WE ARE INVOLVED WITH INTELLECTUAL PROPERTY LITIGATION WITH CALIPER TECHNOLOGIES CORP. THAT WILL BE EXPENSIVE, MAY HURT OUR COMPETITIVE POSITION, MAY AFFECT OUR ABILITY TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS AND MAY PREVENT US FROM

SELLING CERTAIN OF OUR PRODUCTS.

        In March 1999, Caliper sued our former patent law firm, an attorney who is our current general counsel, and us alleging misappropriation of Caliper's trade secrets. Caliper claims the attorney and the law firm, who were of counsel to ACLARA both before and after the alleged events, and who were briefly of counsel to Caliper during that period, used Caliper's confidential information in preparing an application for one of our key patents. The attorney joined us as internal general counsel approximately three years after the alleged events. The patent in question covers technology used in most of the LabCard chips we are currently developing. Caliper has asked for unspecified monetary damages and equitable relief. We believe that Caliper's suit lacks factual and legal merit and are defending the case vigorously. However, litigation is unpredictable, and we may not prevail. If we do not prevail, we could owe Caliper a significant amount of monetary damages. The court could also grant Caliper various forms of equitable relief including preventing us from enforcing some of our intellectual property rights against Caliper. As a result, an outcome adverse to us could cause our business to suffer materially.

        We sued Caliper in April 1999 for infringement of U.S. Patent No. 5,750,015, or the '015 patent, which covers technology used in most of our current LabCard chip designs. We believe our case has merit and are pursuing it aggressively. The court could decide, however, that Caliper does not infringe the '015 patent, or could find the '015 patent to be invalid or unenforceable. In either case, we would not be able to prevent Caliper and other third parties from using product designs that we view as protected by the '015 patent. These outcomes would reduce the value of our intellectual property rights, weaken our competitive position and significantly hurt our financial results.

        On July 19, 2000 we announced that the U.S. District Court for the Northern District of California issued a Markman order interpreting the claims of the '015 patent. Among its rulings, the Court refused to limit the claims to devises that employed electrophoretic, but not electroosmotic, movement as Caliper had asserted. The Court held that, in the context of ACLARA's patent, the term "plurality of electrodes" defines electrodes that are positioned along the axis of trenches in microfluidic devices, but not necessarily within the trenches themselves. The Court also determined that the word "trench" as it appears in the claims of the '015 patent is defined as an open structure which does not include a structure that has been permanently covered. In addition, the Court held that eight of forty-seven claims in the '015 patent were indefinite and, therefore, invalid.

        In January 2000, Caliper sued us alleging infringement of four patents (U.S. Patent Nos. 5,858,195, 6,001,229, 6,010,607 and 6,010,608) that they claim to have licensed exclusively. On March 10, 2000, Caliper amended its lawsuit to include a fifth patent recently issued, U.S. Patent No. 6,033,546. We believe our products, which are still under development, do not infringe any claims of these patents and intend to defend our position vigorously. In our Answer and Counter-Claim filed on April 6, 2000, we have denied that we infringe any of these patents and have further asserted that these patents are invalid and unenforceable. However, the outcome of any litigation is uncertain, and we may not prevail. Should we be found to infringe any of these patents, we may be liable for potential monetary damages, and could be required to obtain a license from Caliper to commercialize our products or redesign our products so they do not infringe any of these patents. If we were unable to obtain a license or adopt a non-infringing product design, we may not be able to proceed with development, manufacture and sale of some of our products. In this case our business may not develop as planned, and our results could materially suffer.

        Litigation results are unpredictable. If Caliper prevails on its trade secret or patent claims or on some or all of its affirmative defenses of invalidity and enforceability in the federal action, it could impair our ability to enforce our intellectual property rights, not just against Caliper but against other competitors or others using the technology claimed in the `015 and related patents, which could adversely affect our business.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND WILL BE SUBJECT TO THE RISK OF FINALIZING CONTRACTUAL ARRANGEMENTS, TRANSFERRING TECHNOLOGY AND MAINTAINING RELATIONSHIPS WITH THIRD PARTY MANUFACTURERS TO MANUFACTURE OUR LABCARD CHIPS.

        We have no experience manufacturing our products in the volumes that will be necessary for us to achieve significant commercial sales. To date, we have limited our manufacturing activities to the manufacturing of prototype LabCard chips and systems for testing purposes and for internal use by our collaborative partners. The nature of our products requires the use of sophisticated injection molding and other manufacturing processes that are not widely available. For this reason only a limited number of vendors currently have the expertise to manufacture our products.

We have relationships with outside suppliers who are currently manufacturing limited quantities of our LabCard chips for research and development purposes. We will need to enter into contractual relationships with manufacturers for commercial scale production of LabCard chips and systems and we cannot assure you that we will be able to do so on a timely basis, for sufficient quantities of chips or on commercially reasonable terms. Accordingly, we cannot assure you that we can establish or maintain reliable, high-volume manufacturing at commercially reasonable costs. In addition, the loss of any of these suppliers may result in a delay or interruption of our supply of LabCard chips. Any significant delay or interruption would have a material adverse effect on our ability to supply adequate quantities of our products and would result in lost revenues.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD IMPAIR OUR ABILITY TO COMPETE.

        Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel. We carry key person life insurance on only two of our senior management personnel. The loss of the services of any member of our senior management, scientific or technical staff may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. There is currently a shortage of skilled executives and intense competition for such personnel in the areas of our activities, and we cannot assure you that we will be able to continue to attract and retain personnel with the advanced qualifications necessary for the development of our business. The inability to attract and retain the necessary scientific, technical and managerial personnel could have a material adverse effect upon our research and development activities, sales revenue, operating costs and future growth prospects.

WE EXPECT INTENSE COMPETITION IN OUR TARGET MARKETS.

        We compete with companies that design, manufacture and market analytical instruments for genomics and pharmaceutical drug screening using technologies such as gel electrophoresis, capillary electrophoresis, microwell plates and robotic liquid handling systems. In addition, a number of companies are developing new technologies for miniaturizing various laboratory procedures for genomics and drug screening markets targeted by us using methods such as hybridization chips and high density microwell plates. Furthermore, we are aware of other companies that are developing microfluidics technology, including Caliper Technologies Corp. and Orchid BioSciences, Inc. for potential use in certain of the markets that we are targeting.

        We anticipate that we will face increased competition in the future as new companies enter the market with new technologies. Rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions characterize the markets for our products. One or more of our competitors may render our technology obsolete or uneconomical by advances in existing technological approaches or the development of different approaches. Many of these competitors have greater financial and personnel resources and more experience in research and development than we have. Furthermore, we cannot assure you that the pharmaceutical and biotechnology companies which are our potential customers or our strategic partners will not develop competing products.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE, WHICH WOULD INCREASE OUR LOSSES IF SUCH CLAIMS OCCURRED.

        Once we have commercially launched our LabCard products, we will face exposure to product liability claims. Any product liability claims arising in the future, regardless of their merit or eventual outcome, could increase our losses. We intend to secure product liability insurance coverage, but we cannot assure you that we will be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. In addition, potential product liability claims may exceed the amount of our insurance or may be excluded from coverage under the terms of the policy.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL WHEN NEEDED OR GENERATE THE SIGNIFICANT CAPITAL NECESSARY TO EXPAND OUR OPERATIONS AND INVEST IN NEW PRODUCTS, WHICH COULD HURT OUR ABILITY TO COMPETE OR ACHIEVE PROFITABILITY.

        It might be necessary for us to raise additional capital over the next few years to continue our research and development efforts and to commercialize our products. We believe that our current capital resources and projected revenue from collaborations should be sufficient to fund our anticipated levels of operations through at least the end of 2001. However, we cannot assure you that our business or operations will not change in a manner that would consume available resources more rapidly than anticipated. We also cannot assure you that we will continue to receive funding under existing collaborative arrangements or that existing or potential future collaborations or sales revenue will be adequate to fund our operations. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and commercialization. We cannot assure you that additional funds will be available when needed, or on terms acceptable to us or that sufficient revenue will be generated from sales. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed products or obtain funds through arrangements with collaboration partners that require us to relinquish rights to certain of our technologies or products. Either of these alternatives could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

        Prior to the offering, our executive officers, directors and largest stockholders and their affiliates beneficially own or control approximately 44% of the outstanding shares of common stock. Accordingly, our current executive officers, directors and their affiliates, if acting together, could significantly influence the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transactions. The concentration of ownership could also delay or prevent a change of control of our company at a premium price if these stockholders oppose it.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE.

        There has only been a public market for our common stock since March 21, 2000, and since then, our common stock has traded in a range between $20.00 and $66.00 per share.

        The trading price of our common stock may continue to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including: outcome of litigation proceedings or threatened claims to which we are currently a party; quarterly fluctuations in results of operations; the company's ability to successfully commercialize our products; technological innovations or new commercial products by us or our competitors; developments concerning government regulations or proprietary rights which could affect the potential growth of our customers; the execution of new collaborative agreements and material changes in the relationships with business partners; market reaction to trends in revenues and expenses, especially research and development; changes in earnings estimates by analysts; sales of common stock by existing stockholders; and economic and political conditions. In addition, when the initial public offering lock-up period expires in September 2000, the price of our common stock may experience increased volatility.

        The market price for our common stock may also be affected by our ability to meet analyst's expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of the common stock. In addition, the stock market, and the NASDAQ National Market and the market for technology companies in particular, is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of the company's securities, securities class action litigation has often been instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, results of operations and financial condition.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW LIMIT THE ABILITY OF ANOTHER PARTY TO ACQUIRE US, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

        Certain provisions of our certificate of incorporation and our bylaws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. For example, we have a classified board of directors whose members serve staggered three-year terms and are removable only for cause. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which may prohibit large stockholders from consummating a merger or combination with us. These provisions could also limit the price that investors might be willing to pay in the future for our common stock.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth information with respect to the selling stockholders and the shares of our common stock that they may offer and sell under this prospectus. Each of the selling stockholders named below (1) acquired the shares of common stock pursuant to the 1995 Plan or the 1997 Plan as an employee of ACLARA BioSciences, Inc. or (2) is the transferee by gift of a person who acquired the shares pursuant to the 1995 Plan or the 1997 Plan.

        The following table sets forth with respect to each selling stockholder, based upon information available to us as of July 31, 2000, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number of outstanding shares of common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock. Assuming the sale of all of the registered shares of common stock, none of the selling stockholders will own 1% or more of our outstanding common stock. We calculated beneficial ownership as of July 31, 2000, according to Rule 13d-3 of the Exchange Act.

        Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholder sells all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

                                   NUMBER OF                      NUMBER OF
                                    SHARES        NUMBER OF      SHARES OWNED
                                 BENEFICIALLY       SHARES        AFTER THE
               NAME                 OWNED         REGISTERED       OFFERING
               ----                 -----         ----------       --------
Maria Goretty Alonso Amigo          45,405          45,405               0
Dominic Benvegnu                     5,625           5,625               0
Torleif Bjornson                   108,400          99,300           9,100
Travis D. Boone                     40,673          30,905           9,768
George Barton Borland                4,650           3,900             750
Scott Braxton                       21,875          21,875               0
Irene M. Visser Brewster             4,650           3,125           1,500
Jonathan Briggs                     42,443           5,000          37,443
Victor P. Burolla                    4,688           4,688               0
Gary J. Ciambrone                    4,219           2,187           2,032
Guy Clark                            3,750           3,750               0
Robert M. Coppock                   14,063          14,063               0
Ingrid D. Cruzado                   11,499           9,999           1,500
Jess DeLeon                          9,662           9,657               5
Sharel M. Figueredo                  1,010             375             635
Matthew J. Franklin(1)             102,694          75,000          27,694
Susan J. Gardner                     2,525           1,625             900
Ian Gibbons                         45,000          15,000          30,000
Phillip H. Gooding                   9,350           5,312           4,038
Maurice Green                        3,000           3,000               0
Alan K. Hauser                      41,655          41,655               0
Daniel Hion                          9,626           9,626               0
Wendy R. Hitchcock(2)              292,500          70,000         222,500
Herbert H. Hooper(3)               607,955         565,767          42,187
Xiaowen Hu                           8,999           7,500           1,499
Hung Pin Kao                        12,562           8,124           4,438
Robert T. Kennedy                    5,250           5,250               0
Robert Koski                           750             750               0
Amit Kumar                           3,072           3,072               0
Benson Kwan                          8,063           8,063               0
James P. Landers                     9,751           9,751               0
Thu Trong Le                         3,750           3,750               0
James Lee                            4,875           4,875               0
Wendy B. Levine                      6,422           3,281           3,141
Joseph M. Limber(4)                982,500         982,500               0
Douglas B. MacBlane                 16,749          16,749               0
Kevin E. Maher                      13,906           9,374           4,532
Richard A. Mathies                  10,125          10,125               0
Randy McCormick                     69,688          57,900          11,788
Robert J. Nelson                     7,500           7,500               0
Uyen Thi Nguyen                      4,500           3,875             625
Novesky Living Trust,              514,901         514,901               0
  dated 4/15/91 (Roger G
  Novesky and Bonita S
  Novesky, Co-Trustees)(5)
Amy S. Novesky                      22,500          22,500               0
Minda M. Novesky                    22,500          22,500               0

                                   NUMBER OF                      NUMBER OF
                                    SHARES        NUMBER OF      SHARES OWNED
                                 BENEFICIALLY       SHARES        AFTER THE
               NAME                 OWNED         REGISTERED       OFFERING
               ----                 -----         ----------       --------
Sara B. Novesky                     22,500          22,500               0
Aran Paulus                         25,781          25,781               0
Gertrude B. Pfost                    6,525           6,525               0
Charmaine Qiu                        2,187           2,187               0
Donald W. Renn                      12,000          12,000               0
Antonio J. Ricco                    27,500          18,750           8,750
Bertram Rowland(6)                 123,846          64,374          59,472
Jennifer Ruth                        4,313           4,313               0
Alexander P. Sassi                  40,789           3,750          37,039
Laurence R. Shea                     7,970           7,970               0
Sharat Singh                        39,297          39,297               0
Timothy F. Smith                     9,610           9,610               0
David Soane(7)                      23,639          12,563          11,076
Greg Stauber                         7,500           7,500               0
James C. Sternberg                  14,250          14,250               0
Daniel P. Stites                    14,251          14,251               0
Hongdong Tan                        17,500           4,063          13,437
Edwin F. Ullman                    136,433         125,493          10,950
Ann K. Wainwright                   19,500          18,000           1,500
Hong Ying Wang                       5,625           5,625               0
Stephen Williams                    16,376           9,876           6,500
Kelly Wright                         6,750           6,750               0
Vivian Xiao                          2,741           2,741               0
Qifeng Xue                          13,436          13,436               0
Duane Yamasaki                       5,000           3,000           2,000
Xing Yang                            3,263           3,263               0
Jessina Yu                           5,438           5,438               0

(1) Matthew J. Franklin was Director of Finance and Administration from July 1996 to July 1999.
(2) Until August 2000, Wendy R. Hitchcock was Vice President, Finance/Administration, Chief Financial Officer and Secretary of ACLARA.
(3) Herbert Hooper is Executive Vice President, Chief Technology Officer and Co-Founder of ACLARA.
(4)     Joseph M. Limber is President, Chief Executive Officer and Director of
        ACLARA.
(5) Roger Novesky was our Chief Executive Officer from October 1994 until March 1998.
(6)     Bertram Rowland is Vice President and General Counsel of ACLARA.
(7)     David Soane was a co-founder of ACLARA.

                              PLAN OF DISTRIBUTION

        The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

        - on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including the NASDAQ National Market;

        -       in the over-the-counter market;

        -       in private transactions;

        -       through options; and

        - by pledge to secure debts and other obligations, or a combination of any of the above transactions.

        The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

        Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the of the rule. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and may transfer, will or gift such shares by other means not described in this prospectus.

        ACLARA will pay for all expenses of this registration, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each selling stockholder will pay its own brokerage and legal fees, if any.

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or to omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances them existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                                  LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Latham & Watkins, Menlo Park, California. Certain attorneys of Latham & Watkins hold shares of our common stock.

                                     EXPERTS

        The financial statements for ACLARA BioSciences, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and for the period from May 5, 1995 (date of inception) to December 31, 1999, incorporated by reference in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to ACLARA BioSciences, Inc., 1288 Pear Avenue, Mountain View, California 94043. Our telephone number is
(650) 210-1200.

        We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission's Public Reference Room at 450

Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission.

        You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

        The following documents which we filed with the Commission are incorporated by reference into this prospectus:

        (a) Our prospectus filed pursuant to Rule 424(b) under the Securities Act of 1993, as amended (the "Securities Act"), on March 21, 2000 (File No. 333-95107);

        (b) The description of our Common Stock, par value $0.001 per share, contained in the Registration Statement on Form 8-A filed with the Commission on March 17, 2000 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any subsequently filed amendments and reports updating such description;

        (c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed pursuant to Section 13 of the Exchange Act, including all material incorporated by reference therein; and

        (d) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended on Form 10-Q/A, filed pursuant to Section 13 of the Exchange Act, including all material incorporated by reference therein.

        In addition, all documents which we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER AND SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.


                                      TABLE OF CONTENTS


                                                                                    PAGE
                                                                                    ----
The Company.....................................................................     3
Risk Factors....................................................................     3
Use of Proceeds.................................................................     9
Selling Stockholders............................................................     9
Plan of Distribution............................................................    11
Legal Matters...................................................................    12
Experts.........................................................................    12
Where You Can Find More Information.............................................    12



                                3,212,485 SHARES
                                  COMMON STOCK


                            ACLARA BIOSCIENCES, INC.


                                   PROSPECTUS


                                 AUGUST 31, 2000

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

        The following documents which we filed with the Commission are incorporated by reference into this registration statement:

        (a) ACLARA's prospectus filed pursuant to Rule 424(b) under the Securities Act of 1993, as amended (the "Securities Act"), on March 21, 2000 (File No. 333-95107);

        (b) The description of ACLARA's Common Stock, par value $0.001 per share, contained in the Registration Statement on Form 8-A filed with the Commission on March 17, 2000 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any subsequently filed amendments and reports updating such description;

        (c) ACLARA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, including all material incorporated by reference therein, filed pursuant to Section 13 of the Exchange Act; and

        (d) ACLARA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended on Form 10-Q/A, including all material incorporated by reference therein, filed pursuant to Section 13 of the Exchange Act.

        In addition, all documents subsequently filed by ACLARA pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which reregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

ITEM 4. DESCRIPTION OF SECURITIES.

        Not Applicable.

ITEM 5. NAMED EXPERTS.

        The validity of the issuance of the shares of Common Stock described herein has been passed upon for ACLARA by Latham & Watkins, San Francisco, California. Certain Latham & Watkins attorneys hold shares of ACLARA's Common Stock.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        ACLARA's Restated Certificate of Incorporation in effect as of the date hereof (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), ACLARA's directors shall not be personally liable to ACLARA or its stockholders for monetary damages for any breach of fiduciary duty as directors of ACLARA. Under the DGCL, the directors have a fiduciary duty to ACLARA which is not eliminated by such provisions of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to ACLARA, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemption's that are prohibited by the DGCL. Such provisions also do not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. ACLARA has applied for liability insurance for its officers and directors.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that ACLARA may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of ACLARA, or is or was serving at the request of ACLARA as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

        ACLARA has entered into agreements to indemnify our directors and officers. These agreements, among other things, require us to indemnify these directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of that person's services as a director or officer of our company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

        The securities that are reoffered or resold pursuant to this registration statement were issued by us pursuant to the 1995 Plan or the 1997 Plan in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereto or Rule 701 thereunder.

ITEM 8.  EXHIBITS.

        See Index to Exhibits on Page 19.

ITEM 9.  UNDERTAKINGS.

        (a) The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                (i)To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, ACLARA certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 31st day of August, 2000.

                                            ACLARA BioSciences, Inc.

                                            By:   /s/ Joseph M. Limber
                                               ---------------------------------
                                               Joseph M. Limber, President and
                                               Chief Executive Officer

                                POWER OF ATTORNEY

        Each person whose signature appears below hereby authorizes and appoints Joseph M. Limber as attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, to sign on his behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this Registration Statement and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities as of August 31, 2000.

             SIGNATURE                             TITLE                          DATE
             ---------                             -----                          ----
  /s/ Joseph M. Limber               President, Chief Executive             August 31, 2000
-------------------------------      Officer and Director (Principal
Joseph M. Limber                     Executive Officer and Acting
                                     Principal Financial and
                                     Accounting Officer)

                                     Director                               August   , 2000
-------------------------------
Thomas R. Baruch

  /s/ Jean Deleage                   Director                               August 31, 2000
-------------------------------
Jean Deleage

  /s/ Michael W. Hunkapiller         Director                               August 31, 2000
-------------------------------
Michael W. Hunkapiller

                                     Director                               August   , 2000
-------------------------------
Eric S. Lander

  /s/ Andre F. Marion                Director                               August 31, 2000
-------------------------------
Andre F. Marion

                                     Director                               August   , 2000
-------------------------------
David J. Parker

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER
------
5.1     Opinion of Latham & Watkins.

10.2*   ACLARA BioSciences, Inc. 1995 Stock Plan.

10.3    Amended and Restated ACLARA BioSciences, Inc. 1997 Stock Plan.

23.1    Consent of Latham & Watkins (included in Exhibit 5.1).

23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants.

24.1    Power of Attorney (included on page 18 of this registration statement).

----------

*Incorporated by reference from ACLARA's Registration Statement on Form S-1, as amended (File No. 333-95107), initially filed with the Securities and Exchange Commission on January 20, 2000.